                                  United States

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Period from September 1, 1998 to December 31, 1998

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the transition period from _______________ to ________________

                        Commission File Number 000-23467

A.       Full title of the Plan:

                           PENWEST PHARMACEUTICALS CO.
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           PENWEST PHARMACEUTICALS CO.
                                  2981 ROUTE 22
                         PATTERSON, NEW YORK 12563-9970

                           Penwest Pharmaceuticals Co.
                                  Savings Plan

            Audited Financial Statements and Supplemental Schedules
                     Period from September 1, 1998 (date of
                        inception) to December 31, 1998

                                      INDEX

Report of Independent Auditors ............................................    1

Audited Financial Statements

Statement of Net Assets Available for Benefits ............................    2
Statement of Changes in Net Assets Available for Benefits .................    3
Notes to Financial Statements .............................................    4

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes ................    9
Line 27d - Schedule of Reportable Transactions ............................   10

                         Report of Independent Auditors

Audit Committee
Penwest Pharmaceuticals Co. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the period from September 1, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and the changes in its net assets available for benefits for the period from September 1, 1998 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the period from September 1, 1998 (date of inception) to December 31, 1998, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                              /s/ Ernst & Young LLP

June 25, 1999

                    Penwest Pharmaceuticals Co. Savings Plan
      Statement of Net Assets Available for Benefits, With Fund Information
                                December 31, 1998

                                                                                FUND INFORMATION
                                                    --------------------------------------------------------------------------
                                                                                 TACTICAL
                                                         INCOME     BALANCED      ASSET        DIVERSIFIED        PENWEST
                                                       STABILITY     GROWTH     ALLOCATION        EQUITY           STOCK
                                                          FUND        FUND         FUND            FUND             FUND
                                                    --------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Mutual funds                                         $53,209     $609,450     $264,168        $332,603
   Penwest Pharmaceuticals Co. common stock                                                                     $1,091,557
   Penford Corporation common stock
   Short-term investments                                                                                           20,133
   Participant loans
                                                   ----------------------------------------------------------------------
Total investments                                        53,209      609,450      264,168         332,603        1,111,690

Receivables:
   Employer's contribution                                2,317       12,911        4,772          11,268           28,280
   Participants' contributions                              512        3,073        1,307           2,786            5,863
   Accrued income                                           253                                                         80
                                                    ----------------------------------------------------------------------
   Total receivables                                      3,082       15,984        6,079          14,054           34,223
                                                    ----------------------------------------------------------------------
Total assets                                             56,291      625,434      270,247         346,657        1,145,913
                                                    ----------------------------------------------------------------------
LIABILITIES
Fees payable                                                243        2,960        1,002           1,002            3,111
Other payables                                                         3,116        1,307           2,789
                                                    ----------------------------------------------------------------------
Net assets available for benefits                       $56,048     $619,358     $267,938        $342,866       $1,142,802
                                                    ======================================================================




                                                                   FUND INFORMATION
                                               --------------------------------------------------
                                                      PENFORD
                                                    CORPORATION        LOAN
                                                    STOCK FUND         FUND         TOTAL
                                               --------------------------------------------------
ASSETS
Investments, at fair value:
   Mutual funds                                                      $15,003     $1,274,433
   Penwest Pharmaceuticals Co. common stock                                       1,091,557
   Penford Corporation common stock                 $1,550,124                    1,550,124
   Short-term investments                               21,551                       41,684
   Participant loans                                                  20,931         20,931
                                               --------------------------------------------
Total investments                                    1,571,675        35,934      3,978,729
Receivables:

   Employer's contribution                                                           59,548
   Participants contributions                                        (13,541)
   Accrued income                                           86            25            444
                                               --------------------------------------------
   Total receivables                                        86       (13,516)        59,992
                                               --------------------------------------------
Total assets                                         1,571,761        22,418      4,038,721

LIABILITIES

Fees payable                                             4,000            29         12,347
Other payables                                                         1,292          8,504
                                               --------------------------------------------
Net assets available for benefits                   $1,567,761       $21,097     $4,017,870
                                               ============================================



See accompanying notes.

                    Penwest Pharmaceuticals Co. Savings Plan
           Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information
     Period from September 1, 1998 (date of inception) to December 31, 1998

                                FUND INFORMATION
--------------------------------------------------------------------------------

                                               INCOME      BALANCED    TACTICAL ASSET   DIVERSIFIED     PENWEST         PENFORD
                                              STABILITY     GROWTH       ALLOCATION       EQUITY         STOCK        CORPORATION
                                                FUND         FUND           FUND           FUND           FUND         STOCK FUND
                                            ----------------------------------------------------------------------------------------
     Additions to assets attributed to:
     Investment income
        Net appreciation (depreciation)
          in fair value of investments                     $ 95,020        $ 44,733      $ 65,943     $(293,714)        $391,875
        Interest and dividends                  $1,004                                                      525            4,734
     Contributions:
        Participants                             5,728       28,025          13,035        26,549        54,870
        Employer                                 3,216       16,519           6,151        13,951        35,093
                                            ------------------------------------------------------------------------------------
                                                 8,944       44,544          19,186        40,500        89,963
                                            ------------------------------------------------------------------------------------
     Total additions                             9,948      139,564          63,919       106,443      (203,226)         396,609
                                            ------------------------------------------------------------------------------------

     Deductions from assets attributed to:
        Benefits paid to participants            1,105       27,441           6,442         8,824         14,213          22,491
        Administrative expenses                    243        2,960           1,002         1,002          3,110           4,001
                                            ------------------------------------------------------------------------------------
     Total deductions                            1,348       30,401           7,444         9,826         17,323          26,492
                                            ------------------------------------------------------------------------------------

     Net increase (decrease) prior to
         transfers                               8,600      109,163          56,475        96,617      (220,549)         370,117
     Transfers from Penford
        Corporation Savings and Stock
         ownership Plan                         55,034      515,166         197,067       260,592      1,210,673       1,336,538
     Interfund transfers                        (7,586)      (4,971)         14,396       (14,343)       152,678        (138,894)
                                            ====================================================================================
     Net increase and assets available
     for benefits at end of year               $56,048     $619,358        $267,938      $342,866     $1,142,802      $1,567,761
                                            ====================================================================================





                                                   FUND INFORMATION
                                              ------------------------

                                                 LOAN
                                                 FUND        TOTAL
                                              ------------------------
     Additions to assets attributed to:
     Investment income
        Net appreciation (depreciation)
          in fair value of investments                     $ 303,857
        Interest and dividends                   $  697        6,960
     Contributions:
        Participants                                         128,207
        Employer                                              74,930
                                               ---------------------
                                                             203,137
                                               ---------------------
     Total additions                                697      513,954
                                               ---------------------

     Deductions from assets attributed to:
        Benefits paid to participants            (4,860)      75,656
        Administrative expenses                      29       12,347
                                               ---------------------
     Total deductions                            (4,831)      88,003
                                               ---------------------

     Net increase (decrease) prior to
         transfers                                5,528      425,951
     Transfers from Penford
        Corporation Savings and Stock
         ownership Plan                          16,849    3,591,919
     Interfund transfers                         (1,280)
                                              ----------------------
     Net increase and assets available
     for benefits at end of year                $21,097   $4,017,870
                                              ======================

See accompanying notes.

                    Penwest Pharmaceuticals Co. Savings Plan
                          Notes to Financial Statements



1.  DESCRIPTION OF THE PLAN

The following description of the Penwest Pharmaceuticals Co. (the "Company" or the "Employer") Savings Plan (the "Penwest Plan" or the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

GENERAL

On August 31, 1998 the Company's former parent, Penford Corporation ("Penford"), distributed to its shareholders all of the shares of the Company's common stock. Upon the completion of this transaction, effective September 1, 1998, the Company and Penford entered into an Employee Benefits Agreement. Among other provisions, the agreement established a separate defined contribution plan for employees of the Company. During the period from September 1, 1998 to December 31, 1998, the Penford Corporation Savings and Stock Ownership Plan (the "Penford Plan") transferred approximately $3.6 million to the Frank Russell Trust Company, the trustee, of the newly established Penwest Plan. Employees of the Company were able to participate in the Penwest Plan to the extent they were eligible to participate in the Penford Plan and received credit for all eligibility, vesting, and benefit accrual service, for all service credited for such purposes under the Penford Plan. Penford paid all costs related to the separation of the Penford Plan and the Company paid all costs related to the formation of the Penwest Plan.

The Plan is a defined contribution plan covering all U.S. employees of the Company who have completed three months of service, including part-time employees. Effective January 1, 1999, the Plan was amended to provide that an employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

CONTRIBUTIONS

Participants may contribute from 1% up to 12% of pre-tax compensation as defined in the Plan agreement. The Company may make quarterly employer matching contributions as defined in the Plan agreement of 75% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors to each participant who is employed on the last day of the Plan year.

                    Penwest Pharmaceuticals Co. Savings Plan
                    Notes to Financial Statements (continued)

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and discretionary contributions, if any, to the Plan and allocations of earnings or losses on the Plan's investments. Allocations are based on participant account balances. As of the end of each Plan year, forfeitures of nonvested amounts are first used to restore any forfeitures for returning employees who previously worked for the Company within a five year period, and any remaining amounts shall be used to reduce subsequent employer contributions.

VESTING

Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon is based on years of credited service and vest in accordance with the following schedule:

                            CREDITED SERVICE        % VESTED
                            ----------------        --------

                           Less than one year            0%
                           One year                     25%
                           Two years                    50%
                           Three years                  75%
                           Four years or more          100%

In the event of disability, attainment of age 65, or death, the participant is fully vested.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and participant contributions among any of the five current investment options. The Penford Corporation stock fund includes account balances transferred from the Penford Plan and is not an investment option for current or future contributions to the Plan.

PAYMENT OF BENEFITS

Upon termination, permanent disability, or death, 100% of the value of the participant's vested account may be paid to the participant or the participant's beneficiary in either a lump sum payment or in installment payments.

                    Penwest Pharmaceuticals Co. Savings Plan
                    Notes to Financial Statements (continued)


1.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may, in the event of financial hardship as defined in the Plan, borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans bear interest at a rate determined by the Plan's Administrative Committee. Interest rates on outstanding loans as of December 31, 1998 range from 9.5% to 9.75%. Loan terms range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account.

EXPENSES

The Plan pays record keeping and investment management expenses. The Company pays all other expenses of the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Penwest Pharmaceuticals Co. and Penford Corporation Common Stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

                    Penwest Pharmaceuticals Co. Savings Plan
                    Notes to Financial Statements (continued)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                               December 31, 1998
                                                               -----------------

Frank Russell Trust Company Funds:

   Balanced Growth Fund - 29,635 shares                            $  609,450

   Tactical Asset Allocation Fund - 9,655 shares                      264,168

   Diversified Equity Fund - 11,601 shares                            332,603

Penwest Pharmaceuticals Co. common stock - 174,649 shares           1,091,557

Penford Corporation common stock - 96,883 shares                    1,550,124

                    Penwest Pharmaceuticals Co. Savings Plan
                    Notes to Financial Statements (continued)


4.  INCOME TAX STATUS

The Plan has not received, but intends to apply for, a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan administrator and the Plan's legal counsel believe that the Plan is qualified and therefore, the related trust is tax exempt.

5.  YEAR 2000 (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, as necessary, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by September 1999. Estimated costs associated with modifying software and equipment are not significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its primary third party service provider to determine that they have developed a plan to address its own year 2000 issues as it relates to the Plan's operations. The Plan's primary third party service provider has indicated that all mission-critical internal systems are on track to be year 2000 ready by June 30, 1999. The Company does not presently believe that the year 2000 issue will pose significant operational problems. However, if modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan.

Plan management has not yet developed a contingency plan for dealing with operational problems and costs that would be reasonably likely to result from failure by the Company or certain third party service providers to achieve year 2000 compliance on a timely basis. The Company currently plans to complete its analysis of the problems and costs associated with the failure to achieve Year 2000 compliance and to establish a contingency plan in the event of such failure by August 1999.

The Plan's primary third party service provider has indicated that contingency plans for mission critical processes have been or are being developed and that testing of the plans will occur through September 1999.

                    Penwest Pharmaceuticals Co. Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                           (EIN: 91-1513032, PN: 001)

                                December 31, 1998

                                             DESCRIPTION OF INVESTMENT
                                             INCLUDING MATURITY RATE,
        IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST,                                          CURRENT
          LESSOR, OR SIMILAR PARTY           PAR OR MATURITY VALUE                         COST            VALUE
--------------------------------------------------------------------------------------------------------------------

  *    Frank Russell Trust Company    Income Stability Fund
                                      53,209 shares                                    $    53,209       $ 53,209

                                      Balanced Growth Fund
                                      29,635 shares                                        408,739        609,450

                                      Tactical Asset Allocation Fund
                                      9,655 shares                                         182,113        264,168

                                      Diversified Equity Fund
                                      11,601 shares                                        244,116        332,603

                                      Penwest Pharmaceuticals Co.
                                      Stock Fund:
                                           Penwest Pharmaceuticals Co.
                                           common stock 174,649 shares                   1,286,207      1,091,557

                                           Short-term investments
                                           20,133 shares                                    20,133         20,133

                                      Penford Corporation Stock Fund:
                                           Penford Corporation common
                                           stock 96,883 shares                             990,768      1,550,124

                                           Short-term investments
                                           21,551 shares                                    21,551         21,551

                                      Loan Fund:
                                           Short-term investments
                                           15,003 shares                                    15,003         15,003

                                           Participant loans
                                           Interest at 9.5% - 9.75%; maturity                              20,931
                                           through 2012
                                                                                    -----------------------------
                                                                                        $3,221,839     $3,978,729
                                                                                    =============================

*Denotes party-in-interest to the Plan.

                    Penwest Pharmaceuticals Co. Savings Plan
                 Line 27d - Schedule of Reportable Transactions
                           (EIN: 91-1513032, PN: 001)

     Period from September 1, 1998 (date of inception) to December 31, 1998


                                                                                                                        CURRENT
                                                                                                                        VALUE OF
                                                                                                                        ASSET ON
                                                                            PURCHASE         SELLING        COST OF    TRANSACTION
 IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSETS                 PRICE            PRICE         ASSET          DATE
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of
transactions in excess of 5%
of Plan assets
----------------------------

 *Frank Russell Trust Company         Balanced Growth Fund
                                      6,431 shares                                           $126,766       $87,761       $126,766
                                      6,455 shares                           $126,031                       126,031        126,031


                                      Penford Corporation Stock Fund:
                                      Penford Corporation

                                        Common Stock

                                          13,033 shares                                       193,874       135,390        193,874
                                          12,715 shares                       157,819                       157,819        157,819


                                      Short-term investments

                                          131,965 shares                                      131,965       131,965        131,965
                                          148,603 shares                      148,603                       148,603        148,603





                                                                               NET GAIN
 IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSETS                   OR (LOSS)
-----------------------------------------------------------------------------------------
Category (iii) - A series of
transactions in excess of 5%
of Plan assets
----------------------------

 *Frank Russell Trust Company         Balanced Growth Fund
                                      6,431 shares                              $39,005
                                      6,455 shares


                                      Penford Corporation Stock Fund:
                                      Penford Corporation

                                        Common Stock

                                          13,033 shares                          58,484
                                          12,715 shares


                                      Short-term investments

                                           131,965 shares
                                           148,603 shares

                    Penwest Pharmaceuticals Co. Savings Plan
           Line 27d - Schedule of Reportable Transactions (continued)
                           (EIN: 91-1513032, PN: 001)

     Period from September 1, 1998 (date of inception) to December 31, 1998

                                                                                                                CURRENT
                                                                                                               VALUE OF
                                                                                                               ASSET ON
                                                                          PURCHASE    SELLING      COST OF    TRANSACTION   NET GAIN
DENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSETS                   PRICE       PRICE        ASSET         DATE     OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of
transactions in excess of 5%
of Plan assets - Continued
----------------------------

*Frank Russell Trust Company       Penwest Pharmaceuticals Co. Stock
                                   Fund:
                                   Penwest Pharmaceuticals Co.
                                   Common Stock

                                       3,214 shares                                    $ 25,949    $  23,649   $  25,949     $ 2,300

                                      33,525 shares                      $  210,686                  210,686     210,686


                                   Short-term investments

                                       237,381 shares                                   237,381      237,381     237,381

                                       247,372 shares                       247,372                  247,372     247,372


*Denotes party-in-interest to the Plan.

"Lease Rental" and "Expenses Incurred with Transaction" columns were not applicable during 1998. There were no category (i), (ii) or (iv) reportable transactions for the period from September 1, 1998 to December 31, 1998.
11

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Penwest Pharmaceuticals Co.
                                         Savings Plan

June 28, 1999                            By: /s/ Tod R. Hamachek
                                               ---------------------------------
                                         Chairman of the Board and
                                         Chief Executive Officer -
                                         Penwest Pharmaceuticals Co.
                                         Savings Plan Administrative Committee

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66739) pertaining to the Savings Plan of Penwest Pharmaceuticals Co. of our report dated June 25, 1999, with respect to the financial statements and schedules of Penwest Pharmaceuticals Co. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

                                                          /s/ Ernst & Young LLP

Stamford, Connecticut
June 25, 1999